UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: September 30, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM ANNOUNCES THAT ITS SUBSIDIARY WIND TELECOMUNICAZIONI WON

4G SPECTRUM IN ITALY

Amsterdam (September 30, 2011) - “VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading global provider of telecommunications services, announces that its fully owned subsidiary in Italy, Wind Telecomunicazioni S.p.A. (“WIND”), has successfully bid for and been awarded spectrum in the 800MHz and 2600MHz frequencies following the completion of the competitive spectrum auction initiated by the Italian government on August 29, 2011. Please see below the original press-release published by Wind Telecomunicazioni S.p.A. on September 29, 2011.

WIND Telecomunicazioni S.p.A.

WIND IS AWARDED 800MHZ AND 2600MHZ SPECTRUM FOLLOWING COMPLETION OF

ITALIAN COMPETITIVE SPECTRUM AUCTION

Rome, Italy (September 29, 2011) - WIND Telecomunicazioni S.p.A. (“WIND” or “the Company”) announces that it has successfully bid for and been awarded spectrum in the 800MHz and 2600MHz frequencies following the completion of the competitive spectrum auction initiated by the Italian government on August 29, 2011.

In detail WIND has been awarded two blocks FDD (5+5 MHZ paired each) of spectrum in the 800MHz frequency range and four FDD (5+5 MHz paired) blocks in the 2,600MHz frequency range for a total consideration of €1,120 million. WIND will be required to pay an amount of approximately €682 million within 30 days from the completion of the auction while the remaining amount of approximately €438 million will be payable over five yearly installments.

The first spectrum payment will be funded by a combination of cash on hand and draw down under a €600 million bridge loan facility available to WIND and provided by a group of leading international banks.

The spectrum awarded to WIND will enable the Company to successfully deploy and launch LTE/4G telecommunication services in the coming years. The combination of the acquired 800 MHz and 2,600 MHz blocks will allow Wind to exploit the LTE technology to the maximum performance as well as provide the service with high quality indoor coverage. The 2,600MHz spectrum will be available immediately whereas the 800MHz spectrum will be available for use by the awardees at the beginning of 2013 and both will have a validity until 2029.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 868 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had pro forma 186 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com

For more information please contact:

Investor Relations:	Media and Public Relations:
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Elena Prokhorova
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +7(495) 725-0708 (Moscow)